[Bimini Capital Management Logo]

VIA EDGAR ELECTRONIC TRANSMISSION
AND BY FAX TO 202-772-9210

December 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Mr. Daniel L. Gordon

Re:	Bimini Capital Management, Inc. (formerly known as Opteum Inc.)
Form 10-K for the period ended December 31, 2006
Filed March 14, 2007
File No. 1-32171

Dear Mr. Gordon:

Set forth below is our response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s comment letter dated December 10, 2007 (the “Second Comment Letter”) concerning our response to the Staff’s comment letter dated December 10, 2007 (the “Original Comment Letter”) in respect of our Annual Report on Form 10-K for the period ended December 31, 2006 (the “2006 Form 10-K”), filed on March 14, 2007.  The numbered paragraphs below correspond to the numbered paragraphs in the Second Comment Letter.  For convenience of reference, we first set forth the Staffs’ comment in full, followed by our response.  As used herein, references to “us,” “we” or “our” mean the registrant, Bimini Capital Management, Inc., which was known as Opteum Inc. from February 10, 2006, to September 28, 2007, and Bimini Mortgage Management, Inc. prior to February 10, 2006.

1.
We have reviewed your response to prior comment 1.  Your assertion that Opteum Financial Services, LLC (OFS) is not an issuer is irrelevant in this circumstance because the audit of OFS was part of the audit of Opteum, Inc., which is an issuer.  The entire audit of the registrant must be performed in accordance with the standards of the PCAOB.  Paragraph B5 of PCAOB Release 2003-25 clearly states that whether the other auditor is a registered public accounting firm or an associated person of a registered public accounting firm, the other auditor must comply with the standards of the PCAOB, which includes AS-1.

In response to the Staff’s comment, we will promptly file an amendment to our 2006 Form 10-K to include a revised report of Deloitte & Touche LLP conforming to the standards of the Public Company Accounting Oversight Board and Regulation S-X following the receipt thereof from Deloitte & Touche LLP.

2.
We have reviewed your response to prior comment 2.  We do not agree that the D&T report does not meet the definition of an “accountant’s report” within the meaning of Rule 1-02(a)(1) of Regulation S-X.  Rule 1-02(a)(1) of Regulation S-X does not include the phrase “required to be filed” as part of the definition of an “accountant’s report”.  As such, the D&T report must comply with Rule 2-02 of Regulation S-X.  Furthermore, paragraph 3 of PCAOB AS-1 also requires the city and state of issuance to be included.

In response to the Staff’s comment, we will promptly file an amendment to our 2006 Form 10-K to include a revised report of Deloitte & Touche LLP conforming to the standards of the Public Company Accounting Oversight Board and Regulation S-X following the receipt thereof from Deloitte & Touche LLP.

In closing, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	it is the Staff’s position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s Comment Letter.  If you have any questions regarding the contents of this letter, please feel free to contact me at (772) 231-1400.

Very truly yours,

/s/ Robert E. Cauley

Robert E. Cauley

cc:           Jeffrey J. Zimmer
J. Christopher Clifton, Esq.